Exhibit 99.45

NexGen Discovers New High Grade Zone in the A1 Shear

with 8.35 m of Off-Scale Mineralization

Vancouver, BC, April 14, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to announce a new discovery of high grade mineralization at the Arrow deposit from our on-going winter-spring drilling program on our 100% owned Rook I Property, Athabasca Basin, Saskatchewan.

Drill hole AR-16-84c1 represents the strongest uranium intercept in the A1 shear zone to date in an area that is untested. Hole -84c1 was angled as a scissor hole with an azimuth to the northwest which drilled through the A2 High Grade Domain, and into the A1 shear zone (Figures 1, 2, and 3). This hole intersected substantial accumulations of semi-massive pitchblende including 8.35 m of off-scale mineralization (>10,000 to 48,000 cps) within the A1 shear.

Additionally, hole -84c1 also intersected substantial off-scale radioactivity (from >10,000 to >61,000 cps) within the A2 High Grade Domain (Figures 1 and 3). Hole -84c1 intersected 6.45 m of off-scale mineralization within 39.5 m of total composite mineralization confirming the continuity and high grade nature of the A2 High Grade Domain.

One drill rig will continue to drill northwest azimuth scissor holes into the A2 and A1 high grade zones throughout the recently announced 7,500 m spring break-up drilling season (see news release dated April 4, 2016).

Highlights:

A1 Shear:

•	AR-16-84c1 (65 m up-dip and southwest from AR-15-34b) intersected 55.0 m of total composite mineralization including 8.35 m of total composite off-scale radioactivity (>10,000 – 48,000 cps) within a 136.0 m section (602.5 to 738.5 m), which represents the strongest mineralization ever encountered within the A1 shear zone.

A2 Shear:

•	AR-16-84c1 (scissor hole to AR-15-49c2) intersected 39.5 m of total composite mineralization including 6.45 m of total composite off-scale radioactivity (10,000 - >61,000 cps) within a 108.0 m section (472.5 to 580.5 m) in the A2 high grade domain.

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow zone currently covers an area of 865 m by 280 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in all directions and at depth.

•	The winter 2016 six drill rig program comprising 30,000 m of drilling is currently transitioning to our spring 2016 three drill rig program comprising 7,500 m of drilling.

•	The Company remains on track for release of an updated NI 43-101 resource estimate on the Arrow deposit due in the second half of 2016

•	The Company has cash on hand of $33M.

A drill hole location map, a cross section of drill hole AR-16-84c1 and A1 long section are shown in Figures 1 to 3. Table 2 has a summary of the mineralized intervals.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “The importance of this discovery of high grade mineralization within the A1 shear is clearly evident. Drill hole AR-16-84c1 has encountered the strongest and widest mineralization in the A1 shear to date. This high grade mineralization is characterized by semi-massive pitchblende and redox fronts with abundant pitchblende, and is what we see associated with the most intense alteration observed out of any of the Arrow deposit shear zones (the A1 to A4 shears). The high grade intercept in hole -84c1 is within a large untested area of the A1 shear that now has potential to host another high grade sub-zone. Hole -84c1 has also infilled and confirmed the high grade, continuous and sub-vertical nature of the A2 high grade domain.

Leigh Curyer, Chief Executive Officer commented: “This winter program has been incredibly successful at Arrow. Just as with past programs, Arrow keeps surprising. Hitting 8.25 m of off-scale mineralization within the A1 shear 65 m from the nearest hole in that zone is an example that Arrow itself has a considerable amount of drilling to complete before fully understanding its ultimate size. The spring break-up program will target this area and others that have been under tested as well as further defining the 180 m southwest extension and the A2 High Grade Domain.”

Figure 1: Arrow Drill Hole Locations

Figure 2: Cross Section of AR-16-84c1 and Arrow Deposit Grade Shell Facing Southwest

Figure 3: A1 Mineralized Shear Long Section

NexGen Energy Ltd.
Pierce Points
Grade x Thickness
<1
1 - 10
10-25
25-50
>50
Assays Pending
5.8m >10,000 cps
57.0m Anomalous Radioactivity
11.56% % U3O8
56.5m Length
Hole drilled vertically or parallel to strike
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
SCALE 1 : 2500
(m)
-20 0 20 40 60
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Deposit
Longitudinal Section - A1 Shear
April 14, 2016
300m
400m
500m
600m
0.41% 83.0m
0.5m 49.0m
0.31% 25.7m and 0.25% 57.5m
0.14% 42.8m
0.10% 13.5m
0.16% 29.5m
0.45% 74.65m
0.47% 47.5m
0.20% 60.0m
0.99% 11.5m
0.14% 45.0m and 0.49% 12.0m
84c1
8.35m 55.0m
65m
0.10% 32.0m
49c1
43a
42a
45b
36
28
73
25
02
57c1
57c2
44b
57c5
57c4
78c1
57c3
49c2
78c2
78c3
10
47
64c1
24
64c2/c3
27
72c1
53c1
29a
72c2
53c2/c3
26
39w1
39
33
60c1
60c2
40b
35
34b
15

Table 2: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-16-84c1	328	-70	846.00	127.00	410.5	411.0	0.5	<500 - 1400
					421.5	425.5	4.0	<500 - 2800
					432.0	432.5	0.5	<500 - 1000
					436.5	438.0	1.5	<500 - 1800
					440.5	443.5	3.0	<500 - 1800
					446.0	447.5	1.5	<500 - 1700
					450.5	451.5	1.0	<500 - 940
					462.5	463.0	0.5	<500 - 550
					472.5	475.5	3.0	<500 - 850
					478.0	479.0	1.0	<500 - 1250
					489.5	490.0	0.5	<500 - 630
					494.0	497.0	3.0	<500 - 600
					503.0	504.5	1.5	<500 - 1100
					515.0	516.5	1.5	<500 - 700
					535.5	551.0	15.5	<500 - 61000
					553.5	558.5	5.0	<500 - 49000
					563.5	571.0	7.5	<500 - 8100
					579.5	580.5	1.0	<500 - 730
					602.5	603.0	0.5	<500 - 510
					620.0	620.5	0.5	<500 - 580
					628.0	630.0	2.0	<500 - 1400
					634.5	638.5	4.0	<500 - 1900
					663.0	666.5	3.5	<500 - 5000
					679.5	697.5	18.0	<500 - 38000
					701.0	726.0	25.0	<500 - 48000
					728.5	729.0	0.5	<500 - 2500
					738.0	739.0	1.0	<500 - 970

Parameters:

•	Maximum internal dilution 2.00 m downhole

•	All depths and intervals are meters downhole

•	“Anomalous” means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	“Off-scale” means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	Where “Min cps” is <500 cps, this refers to local low radiometric zones within the overall radioactive interval

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals. All intersections are downhole. True thicknesses are yet to be determined.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

The technical information in this news release has been approved by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person for the purposes of National Instrument 43- 101 – Standards of Disclosure for Mineral Projects. Mr. Ainsworth reviewed the data disclosed in this news release, including the sampling, analytical and test data underlying the information contained in this news release.

The mineral resource at the Arrow Deposit was completed by RPA Inc. and has an effective date of January 14, 2016. The mineral resource is reported at a cut-off grade of 0.25% U3O8. The cut-off is based on a long-term uranium price of USD$65/lb U3O8. The mineral resource is classified into the inferred category based on the CIM Definition Standards. For details regarding the geology and mineralization of the Arrow Deposit, the drilling, sampling and analytical procedures followed and the estimation methodology used in the preparation of the mineral resources, please refer to the Company’s Amended and Restated News Release dated March 3, 2016, which is available under the Company’s profile on the SEDAR website at www.sedar.com.

ARROW DEPOSIT DRILLING

AR-16-84c1

Hole AR-16-84c1 was a directional hole collared from surface at an angled orientation (-70°) to the northwest (328° Azimuth). It was designed as a scissor hole to both verify the thickness of sub-vertically dipping mineralization in the A2 shear and to test the A1 shear at depth. Directional drilling was initiated at 204 m. The A1 and A2 shears were intersected at inclinations of -62° and -64°, respectively.

The hole intersected bleached and desilicified Athabasca Group sandstones between 120.2 m and the unconformity at 127.0 m. Basement lithologies consisted largely of semipelitic gneiss to granofel, and relatively narrow intervals of pelitic gneiss, pegmatite, orthogneiss and mylonite (the A1 through A3 shears). The hole successfully intersected widespread mineralization in the A1, A2, and A3 shears that was associated with semi-massive to massive veins, stringers, worm-rock style, chemical solution fronts, blebs and flecks of pitchblende. For the entire drill hole, a total composite mineralization of 107.0 m including 14.8 m of off-scale radioactivity (>10,000 ->61,000 cps) was intersected within a 328.5m section (410.5 to 739.0 m). In the A1 shear, 55.0 m of composite mineralization was intersected including 8.35 m of off-scale radioactivity, and in the A2 shear 39.5 m of composite mineralization was intersected including 6.45 m of off-scale radioactivity. While in the A3 shear, 12.5 m of composite mineralization was intersected. The hole was terminated at 846.0 m. This drill hole represents the discovery of a new zone of mineralization in the A1 shear.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8. Rook I also hosts the Bow Discovery which is 3.7 km along trend and northeast of Arrow and was made in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.